Consolidated Financial Statements

Prepared by Management

Second Quarter Report
Three and Six Months Ended June 30, 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements and most recent annual financial statements filed on SEDAR.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

		June 30	December 31
	Notes	2010	2009
ASSETS
Current assets
Cash and cash equivalents		$21,376	$26,702
Marketable securities	3	1,843	2,045
Notes receivable	4	3,140	2,476
Accounts receivable and prepaids	5	15,929	7,467
Inventories	6	8,944	6,100
Due from related parties	7	350	243
Total current assets		51,582	45,033
Long term deposits		1,153	1,153
Redemption call option on convertible debentures	10	2,413	2,693
Mineral property, plant and equipment	8	63,310	57,002
Total assets		$118,458	$105,881

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$8,246	$5,230
Current portion of promissory note	9	231	231
Accrued interest on convertible debentures	10	200	254
Income taxes payable		521	545
Total current liabilities		9,198	6,260

Promissory note	9	156	248
Asset retirement obligations		1,811	1,740
Future income tax liability		11,488	8,103
Liability portion of convertible debentures	10	6,743	8,149
Total liabilities		29,396	24,500

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 63,072,408 shares (2009 - 60,626,203 shares)	Page 5	117,313	112,173
Equity portion of convertible debentures	10	1,724	2,164
Contributed surplus	Page 5	14,007	12,948
Accumulated comprehensive income	Page 5	1,363	749
Deficit		(45,345)	(46,653)
Total shareholders' equity		89,062	81,381
		$118,458	$105,881

Basis of presentation (note 1) Commitments (note 8 (c)) Subsequent events (note 10)

See the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Six Months Ended
		June 30	June 30	June 30	June 30
	Notes	2010	2009	2010	2009

Revenue		$19,692	$8,236	$37,944	$16,723

Cost of sales		10,267	5,640	19,433	11,523
Depreciation and depletion		3,028	2,414	6,329	4,704
Exploration		1,375	426	2,196	583
General and administrative		1,178	928	2,388	2,018
Accretion of convertible debentures	10	404	427	840	574
Stock-based compensation	11 (c)	1,693	515	2,344	598
Earnings (loss)		1,747	(2,114)	4,414	(3,277)

Foreign exchange gain (loss)		(521)	670	(91)	(245)
Realized gain on marketable securities		47	-	47	-
Mark to market gain (loss) on redemption call option	10	115	-	290	-
Investment and other income		95	7	169	196

Earnings (loss) before taxes		1,483	(1,437)	4,829	(3,326)
Income tax recovery (provision)		(1,895)	(395)	(3,521)	(246)
Net earnings (loss) for the period		(412)	(1,832)	1,308	(3,572)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		126	-	26	-
Unrealized foreign exchange gain (loss) on investments		(124)	-	(29)	-
Unrealized gain (loss) on other investments		116	-	664	-
Reclassification adjustment for loss (gain) included in net income		(47)	-	(47)	-
		71	-	614	-
Comprehensive income (loss) for the period		(341)	(1,832)	1,922	(3,572)

Basic and diluted loss per share based on net earnings (loss)		$(0.01)	$(0.04)	$0.02	$(0.07)

Weighted average number of shares outstanding		62,355,945	51,806,160	61,742,936	50,948,467

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND DEFICIT
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		June 30	December 31
	Notes	2010	2009
Number of common shares, opening		60,626,203	49,080,478
Exercise of special warrants		-	2,311,540
Issued on short form prospectus		-	6,152,500
Issued on private placement		-	1,299,843
Exercise of options	11 (c)	636,400	585,800
Exercise of warrants	11 (d)	315,494	273,675
Exercise of convertible debentures	10	1,352,094	706,313
Issued through stock bonus plan		29,000	80,000
Issued on acquisition of mineral properties	8	71,428	136,054
Share appreciation rights	11 (c)	41,789	-
Number of common shares, closing		63,072,408	60,626,203
Common shares, opening		$112,173	$87,584
Exercise of special warrants		-	2,118
Issued on short form prospectus, net of issuance costs		-	15,346
Issued on private placement, net of issuance costs		-	3,484
Exercise of options	11 (c)	2,330	1,361
Exercise of warrants	11 (d)	661	759
Exercise of convertible debentures	10	1,603	1,058
Issued through stock bonus plan		109	263
Issued on acquisition of mineral properties	8	240	200
Share appreciation rights	11 (c)	197	-
Common shares, closing		$117,313	$112,173
Special warrants, opening		$-	$2,118
Exercise of special warrants		-	(2,118)
Special warrants, closing		$-	$-
Equity portion of convertible debentures		$2,164	-
Issued on convertible debentures, net of issuance costs		-	$2,393
Exercise of convertible debentures	10	(440)	(229)
Equity portion of convertible debentures, closing		$1,724	$2,164
Contributed surplus, opening		$12,948	$11,285
Stock based compensation	11 (c)	2,344	1,431
Fair value of agent warrants issued on private placement		-	1,001
Exercise of share purchase options	11 (c)	(885)	(533)
Fair value of exercised warrants	11 (d)	(203)	(236)
Share appreciation rights	11 (c)	(197)	-
Contributed surplus, closing		$14,007	$12,948
Accumulated other comprehensive income, opening		$749	$212
Unrealized foreign exchange gain/ (loss) on investments		(29)	423
Unrealized gain (loss) on marketable securities	3	26	150
Unrealized gain (loss) on other investments		664	(21)
Realized (gain) loss on marketable securities included in net income		(47)	(15)
Accumulated other comprehensive income, closing		$1,363	$749
Deficit, opening		$(46,653)	$(44,727)
Net earnings (loss) for the period		1,308	(1,926)
Deficit, closing		$(45,345)	$(46,653)
Shareholders' equity		$89,062	$81,381

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2010	2009	2010	2009

Operating activities
Net earnings (loss) for the period		$(412)	$(1,832)	$1,308	$(3,572)
Items not affecting cash:
Stock-based compensation	11	1,693	514	2,344	597
Depreciation and depletion		3,028	2,414	6,329	4,704
Future income tax loss (recovery)		2,070	(579)	3,420	(1,031)
Unrealized foreign exchange loss (gain)		(564)	787	26	717
Accretion of convertible debentures	10	404	121	840	167
(Gain) loss on redemption call option	10	(115)	-	(290)	-
(Gain) loss on marketable securities		(47)	-	(47)	-
Net changes in non-cash working capital	12	(3,077)	1,479	(7,867)	(2,150)
Cash from (used for) operations		2,980	2,904	6,063	(568)

Investing activites
Property, plant and equipment expenditures		(7,085)	(4,001)	(12,863)	(6,468)
Long term deposits		-	(11)	-	(29)
Investment in marketable securities		-	-	(1,021)	-
Proceeds from sale of marketable securities		1,218	-	1,218	-
Cash used in investing activities		(5,867)	(4,012)	(12,666)	(6,497)

Financing activities
Common shares issued, net of issuance costs	11 (d)	1,019	330	1,902	365
Issuance of convertible debentures	10	-	-	-	11,225
Debenture issuance costs	10	-	(89)	-	(1,191)
Interest Paid	10	(301)	-	(625)	-
Cash from financing activites		718	241	1,277	10,399

Increase (decrease) in cash and cash equivalents		(2,169)	(867)	(5,326)	3,334
Cash and cash equivalents, beginning of period		23,545	7,783	26,702	3,582
Cash and cash equivalents, end of period		$21,376	$6,916	$21,376	$6,916

See note 12 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six and Three Months ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in the business of mining silver in Mexico and related activities including acquisition, exploration, development, and reclamation of mineral properties for the purpose of extracting, processing, refining and selling silver.

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. The statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. All dollar amounts are disclosed in US currency unless otherwise stated.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date and its ability to continue as a going concern is dependent on its ability to attain profitable operations or continue to raise financing. The Company has $42.4 million in working capital as of June 30, 2010, which management deems is sufficient to meet the Company’s current business objectives for the foreseeable future.

2.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and then 2010 quarterly interim periods.

The detailed assessment is ongoing and to date the Company has identified presentation and disclosure, mineral property, plant and equipment, future income taxes, asset retirement obligation and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. The Company is also assessing the available elections under IFRS to determine the effect of each election to the Company.

3.	MARKETABLE SECURITIES

	June 30	December 31
	2010	2009
Investment in marketable securities, at cost	$1,678	$1,828
Unrealized gain on marketable securities	129	150
Unrealized foreign exchange gain (loss)	36	67
	$1,843	$2,045

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six and Three Months ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	INVESTMENT IN NOTES RECEIVABLE (PREVIOUSLY “ASSET BACKED COMMERCIAL PAPER”)

At June 30, 2010 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

			CAN $	Jun 30, 2010	Dec 31, 2009
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,073	$1,629
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	634	525
MAV II Class B	July 15, 2056	BA - 0.5%	198	61	-
MAV II Class C	July 15, 2056	BA + 20.0%	140	8	-
IA Tracking Class 15		BA - 0.5%	464	364	322
			$5,114	$3,140	$2,476

During the first quarter of 2010, the trade activity of the MAV II trust and the IA tracking note class 15 significantly increased providing a more liquid market, permitting the Company to estimate the value of the Notes on current market activity bids. Effective January 1, 2010, the Company marks to market the Notes based on trade market bids. The mark to market of the Notes results in a gain of $664 during the six month period ended June 30, 2010. The Notes are classified as Level 1 of the fair value hierarchy, a change from December 31, 2009 where the Notes were classified within the Level 2 fair value hierarchy, as the Company then used inputs other than quoted market prices included in Level 1 that were either directly or indirectly observable for the asset in estimating fair value.

In prior years, the Company estimated the value using a basic discounted cash flow model assuming principal is repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This resulted in an estimated fair value of $2,476 at December 31, 2009.

The Company has classified the Notes as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gain/loss recognized through other comprehensive income, unless they are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

5.	ACCOUNTS RECEIVABLE AND PREPAIDS

	June 30	December 31
	2010	2009

IVA receivables	$9,210	$4,497
Trade receivable	1,227	-
Income tax receivables	2,520	1,869
Prepaids and advances	2,873	1,028
Other receivables	99	73
	$15,929	$7,467

6.	INVENTORIES

	June 30	December 31
	2010	2009

Warehouse inventory	$3,026	$2,446
Stockpile inventory	3,370	1,412
Finished Goods inventory	2,187	1,834
Work in process inventory	361	408
	$8,944	$6,100

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six and Three Months ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $240 receivable related to administration costs outstanding as of June 30, 2010 (December 31, 2009 – $133).

The Company has a $110 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of June 30, 2010 (December 31, 2009 - $110).

The Company paid $49 for legal services to a legal firm with a common member of management. The Company has an $-Nil payable related to legal costs outstanding as of June 30, 2010 (December 31, 2009 - $5).

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

(a)	Mineral property, plant and equipment comprise:

	June 30, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$58,134	$22,711	$35,423	$49,423	$17,684	$31,739
Mill	21,196	6,194	15,002	18,738	5,348	13,390
Machinery and equipment	12,933	2,677	10,256	11,498	2,132	9,366
Transportation and vehicles	1,269	650	619	1,056	528	528
Buildings	1,966	450	1,516	1,861	359	1,502
Office equipment	984	490	494	870	393	477
	$96,482	$33,172	$63,310	$83,446	$26,444	$57,002

(b)

In February 2009, the Company signed an option agreement to acquire Porvenir Cuatro concessions located in the Guanacevi district for payments totalling $700 over two years. The Company paid $100 on ratification of the option and issued 136,054 shares equivalent to $200. To acquire the property the Company was required to issue an additional $240 worth of shares within one year of the agreement date and $160 in cash or shares within two years of the agreement date. During the period ended March 31, 2010, the Company issued 71,428 shares valued at $240 and paid $160 to acquire the property.

(c)

In February 2010, the Company acquired an option to acquire a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2,750 over three years, of which the Company has paid $50 on signing of the option. The Company is also required to spend $2,000 on exploration over three years.

(d)	In June 2010, the Company acquired a 100% interest in the Belen properties, located in Guanajuato, Mexico for total remuneration of $200.

9.	PROMISSORY NOTE

In April 2009, the Company purchased $918 of mining equipment from Sandvik Mining and Construction de Mexico SA de CV (“Sandvik”). The Company financed $596 of the purchase by a promissory note, which is paid with equal installments over a 36 month period incurring simple annual interest of 10% on the outstanding balance. As of June 30, 2010, a balance of $387 remains (December 31, 2009 - $479). The promissory note has been designated as other liabilities and is recognized at amortized cost.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six and Three Months ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	CONVERTIBLE DEBENTURES

In February 2009, the Company issued CAN $13,993 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time, each Debenture may be converted by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units may become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of CAN $2.05 per share. Subsequent to August 26, 2010, each Debenture can be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN $2.85 per share.

As the Debentures include both cash payment and equity conversion features, the gross proceeds were allocated between liability and equity elements. The liability element has been designated as other liabilities and is recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures are deferred and amortized over their expected term.

During 2010, 2,569 convertible debentures were converted into 1,352,094 common shares and 676,043 warrants. 10,082 convertible debentures remain outstanding as of June 30, 2010 (December 31, 2009 – 12,651). Subsequent to June 30, 2010, an additional 2,203 debentures were converted into 1,064,732 common shares and 532,363 warrants.

	CAN $	US $

Liability portion of convertible debentures
Opening balance at 12/31/09	8,549	8,149
Opening accrued interest	267	254
Accretion expense	869	840
Interest accrued	(210)	(200)
Interest paid	(634)	(625)
Conversion into common shares	(1,774)	(1,740)
Foreign exchange (gain)/loss on revaluation	-	65
Closing balance of liability portion	$7,067	$6,743

Equity portion of convertible debentures
Opening balance at 12/31/09	2,699	2,164
Conversion into common shares	(548)	(440)
Closing balance of equity portion	$2,151	$1,724

As at June 30, 2010, the redemption option was valued at $2,413 using a binomial lattice model with a volatility estimate of 65%, risk free rate of 1.2% and estimated borrowing rate of 12% over the life of the Debentures (December 31, 2009 - $2,693). The redemption option is designated as held for trading and market fluctuations are charged to operations. For the period ended June 30, 2010 a gain of $296 (June 30, 2009 - $Nil) was recorded, while $576 (June 30, 2009 - $Nil) was allocated to equity on debenture conversions.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six and Three Months ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	SHARE CAPITAL

(a)

The Company considers the items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(b)	As at June 30, 2010 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(c)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Six Months Ended		Year Ended
	June 30, 2010		December 31, 2009
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	5,187,700	$2.63	4,733,400	$3.28
Granted	1,669,000	$3.67	2,325,000	$2.71
Exercised (1)	(764,100)	$2.41	(585,800)	$1.61
Cancelled	(151,000)	$1.95	(1,284,900)	$4.71
Outstanding, end of period	5,941,600	$2.96	5,187,700	$2.63

Options exercisable at period-end	3,032,400	$2.57	2,669,700	$2.57

(1) 127,700 options priced with a weighted average price of $2.48 were cancelled in exchange for 41,789 share appreciation rights in 2010 (2009 – nil).

The following tables summarize information about stock options outstanding at June 30, 2010:

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Jun 30, 2010	(Number of Years)	Prices	Jun 30, 2010	Prices

$1.00 - $1.99	790,000	4.0	$1.84	600,000	$1.87
$2.00 - $2.99	1,842,600	1.7	$2.47	1,833,600	$2.49
$3.00 - $3.99	3,269,000	4.5	$3.26	558,800	$3.44
$4.00- $4.99	40,000	7.0	$4.89	40,000	$6.96
	5,941,600	3.6	$2.96	3,032,400	$2.57

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six and Three Months ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	SHARE CAPITAL (continued)

During the period ended June 30, 2010, the Company recognized stock-based compensation expense of $2,344 (June 30, 2009 - $598) based on the fair value of the vested portion of options granted in prior periods.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Period Ended
	June 30, 2010	December 31, 2009

Weighted average fair value of options granted during the period	$1.89	$1.44

Risk-free interest rate	2.18%	2.24%
Expected dividend yield	0%	0%
Expected stock price volatility	77%	76%
Expected option life in years	3.66	4.03

On May 26, 2010, the Board of Directors approved a re-pricing of 15,000 employee options with weighted average remaining contractual life of 2.6 years and option price of CAN $5.36. The re-priced options weighted contractual life will remain 2.6 years, while the options will have an exercise price of CAN $3.67 and a one year vesting period.

(d)	Warrants

At June 30, 2010, the Company had outstanding warrants to purchase an aggregate 6,206,438 common shares as follows:

Exercise		Outsanding at				Oustanding at June
Price	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	30, 2010
CAN $
$1.51	February 25, 2014	131,792	-	-	-	131,792
$1.90	February 25, 2014	1,068,270	-	-	-	1,068,270
$1.90	February 26, 2014	522,207	-	(60,065)	-	462,142
$2.05	February 26, 2014	315,787	676,043	(305,522)	-	686,308
$3.60	October 7, 2011	3,076,250	-	-	-	3,076,250
$3.00	October 7, 2011	266,769	-	(110,007)	-	156,762
$3.60	October 26, 2011	649,914	-	(25,000)	-	624,914
		6,030,989	676,043	(500,594)	-	6,206,438

341,903 warrants with a weighted average exercise price of CAN$2.02 were exercised cashless resulting in issuance of 156,803 shares.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six and Three Months ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	June 30	June 30
	2010	2009

Net changes in non-cash working capital
Accounts receivable and prepaids	$(8,462)	$(724)
Inventories	(2,399)	(2,502)
Due from related parties	(107)	(80)
Accounts payable and accrued liabilities	3,125	403
Income taxes payable	(24)	753
	$(7,867)	$(2,150)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	885	310
Fair value of shares issued under the share appreciation rights plan	197	-
Fair value of agent warrants issued on financings	203	466
Fair value of equity issued on acquisition of other mineral properties	240	200
Fair value of shares issued under stock bonus plan	109	35
Exercise of convertible debentures	1,603	-

Other cash disbursements:
Interest paid on convertible debenture	625	156
Interest paid on promissory note	22	11
Monthly income tax instalments	926	489

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six and Three Months ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	SEGMENT DISCLOSURES

The Company has corporate/exploration and mining segments. Guanacevi and Guanajuato operations are disclosed below as separate producing operations.

		June 30, 2010
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$19,558	$1,693 $	125	$21,376
Marketable securities	1,843	-	-	1,843
Notes receivable	3,140	-	-	3,140
Accounts receivables and prepaids	746	13,517	1,666	15,929
Inventories	-	7,283	1,661	8,944
Due to related parties	350	-	-	350
Long term deposits	659	357	137	1,153
Redemption option on convertible debentures	2,413	-	-	2,413
Mineral property, plant and equipment	90	49,797	13,423	63,310

	Six Months Ended June 30, 2010
Revenue	$-	$24,320	$13,624	$37,944
Cost of Sales	-	13,462	5,971	19,433
Depreciation	33	3,557	2,739	6,329
Earnings (loss) before taxes	$(7,386)	$7,301	$4,914	$4,829

	December 31, 2009
	Corporate	Guanacevi	Guanjuato	Total

Cash and cash equivalents	$22,851	$3,825 $	26	$26,702
Marketable securities	2,045	-	-	2,045
Notes receivable	2,476	-	-	2,476
Accounts receivables and prepaids	1,060	5,255	1,152	7,467
Inventories	-	4,722	1,378	6,100
Due to related parties	243	-	-	243
Long term deposits	659	357	137	1,153
Redemption option on convertible debentures	2,693	-	-	2,693
Mineral property, plant and equipment	77	45,282	11,643	57,002

	Six Months Ended June 30, 2009
Revenue	$-	$10,673	$6,050	$16,723
Cost of Sales	-	7,205	4,318	11,523
Depreciation	-	3,633	1,071	4,704
Earnings (loss) before taxes	$(3,822)	$(165)	$661	$(3,326)

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six and Three Months ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE		Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS		Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy

OFFICERS		Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications
Dave Howe ~ Vice-President, Country Manager/VP of
Operations

REGISTRAR AND		Computershare Trust Company of Canada
TRANSFER AGENT		3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS		KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS		Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED		Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 15 -